UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors’ Meeting Held on November 7, 2022.

2.	Minutes of the Board of Directors’ Meeting Held on November 10, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: November 14, 2022.

Item 1

Minutes of the Board of Directors’ Meeting Held on November 7, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.00531582

Minutes of the Board of Directors’ Meeting

held on November 7, 2022

I.        Date, Time and Place: On November 7, 2022 at 08:30 a.m., at the headquarter of Natura &Co Holding S.A. (“Company”)

II.       Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors of the Company.

III.      Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, Chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Fábio Colletti Barbosa, board member and Group CEO; Roberto de Oliveira Marques, board member; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, Andrew George McMaster Jr., independent board member and Georgia Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.      Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To analyze and to approve the individual and consolidated interim financial statements and explanatory notes of the Company, accompanied by the draft of the report of the independent external auditors, for the period of 3 (three) months ended September 30, 2022.

VI.      Resolutions: After discussions related to the matter on the agenda, the Company's Board of Directors declared that it analyzed and approved the individual and consolidated interim financial statements and explanatory notes, accompanied by the draft of the report of the independent external auditors, for the period of 3 (three) months ended September 30, 2022, prepared in accordance with CVM regulations and applicable accounting rules.

VII.    Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, suspended the meeting for these minutes to be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending members.

São Paulo, November 7, 2022.

These minutes are a true copy of the original drafted in the proper book.

Moacir Salzstein

Secretary

Item 2

Minutes of the Board of Directors’ Meeting Held on November 10, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.00531582

Minutes of the Board of Directors’ Meeting

held on November 10, 2022

I.        Date, Time and Place: On November 10, 2022, at 8 a.m., by conference call.

II.       Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors, pursuant to paragraph 2 of article 15 of the bylaws of Natura &Co Holding S.A. (“Company”).

III.      Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, Chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Roberto de Oliveira Marques, board member; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, board member and main Officer of the Group; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member; Nancy Killefer, independent board member, Wyllie Don Cornwell, independent board member; Andrew George McMaster Jr., independent board member; and Georgia Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.      Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: Examine, discuss and approve: (1) the execution of the credit and guaranty agreement (the “Credit Agreement”) and the other Loan Documents (as defined in the Credit Agreement), to be entered into between, among others, Natura &Co Luxembourg Holdings S.À R.L. (the “Borrower”), the Company, Natura Cosméticos S.A. (“Natura Cosméticos”), certain financial institutions named thereto as Lenders, and HSBC Bank USA, National Association, named thereto as Administrative Agent, by means of which the Borrower may request that the Lenders make loans available to the Borrower in an aggregate principal amount of USD 250,000,000; (2) the granting of an unconditional, absolute and irrevocable guarantee by the Company, on a joint and several basis with Natura Cosméticos, of the full and punctual payment of each and all of the obligations of the Borrower, when due (whether at stated maturity, upon acceleration or otherwise) (collectively, the “Guaranteed Obligations”), under the Credit Agreement and the other Loan Documents (the “Credit Guarantee”). The Credit Guarantee shall remain in effect until the payment in full in cash of all Guaranteed Obligations; (3) the granting of a guarantee (aval) by the Company, together with Natura Cosméticos, of promissory notes to be issued by the Borrower in favor of each Lender, in a principal amount stated in each promissory note equal to such Lender's Commitments and shall bear interest as provided in the Credit Agreement (the “Notes’ Guarantee”); and (4) the ratification of any and all actions taken by the legal representatives of the Company (including attorneys-in-fact) up to the present date in connection with the foregoing, as well as the authorization to the legal representatives of the Company (including attorneys-in-fact) to take any and all actions which may be necessary or convenient to the implementation of the foregoing, including the negotiation, execution, performance and delivery of any and all agreements, notifications, power of attorneys, certificates, documents, amendments or instruments which may be necessary or convenient to the transactions described above.

VI.      Resolutions: The members of the Board of Directors approved, by majority of votes, the following: (1) the execution of the Credit Agreement and the other Loan Documents, to be entered into between, among others, the Borrower, the Company, Natura Cosméticos, certain financial institutions named thereto as Lenders, and HSBC Bank USA, National Association, named thereto as Administrative Agent; (2) the granting, by the Company, of the Credit Guarantee; (3) the granting, by the Company, of the Notes' Guarantee; and (4) the ratification of any and all actions taken by the legal representatives of the Company (including attorneys-in-fact) up to the present date in connection with the foregoing, as well as the authorization to the legal representatives of the Company (including attorneys-in-fact) to take any and all actions which may be necessary or convenient to the implementation of the foregoing, including the negotiation, execution, performance and delivery of any and all agreements, notifications, power of attorneys, certificates, documents, amendments or instruments which may be necessary or convenient to the transactions described above, including any and all amendments, modifications or supplements which may be entered into from time to time.

VII.    Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved and signed by the presiding board and by the attending directors.

The above is a true copy of the minutes drafted in the proper book.

Page 1/1 of signatures of Natura &Co Holding S.A.' Board of Directors Meeting held in connection with the approval of the execution of the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement), to be entered into between, among others, Natura &Co Luxembourg Holdings S.À R.L., the Company, Natura Cosméticos S.A. and certain financial institutions.

Moacir Salzstein

Secretary